

July 7, 2011

Via E-mail
Joseph L. Jackson
Chief Executive Officer
WageWorks, Inc.
1100 Park Place, 4th Floor
San Mateo, California 94403

     **Re: WageWorks, Inc.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed July 1, 2011
          File No. 333-173709**

Dear Mr. Jackson:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Significant Management Estimates, page 42

Valuation of Long-Lived Assets, page 43

1. We have reviewed your response to comment two in our letter dated June 29, 2011, noting that segment managers regularly review the operating results of MHM Resources, or MHM, and Planned Benefits Systems, or PBS. Please provide us with the historical revenues and gross margins, or a comparable income measure, of MHM, PBS, and the rest of your company in supporting your claim that these components and the rest of your business have similar economic characteristics. If you believe performance projections also support your basis for aggregation, please provide us with the pertinent information included in your forecasts.

2. We have reviewed your response to comment three in our letter dated June 29, 2011. In order to fully understand your revenue streams as they relate to the ability of your underlying property, plant and equipment and intangible assets to create such cash flows, please provide us with a detailed analysis of the interaction of your long-lived assets with your revenue streams. Please explain why you do not go below the entity level in analyzing cash flows under your long lived asset impairment tests. In this regard, your response suggests the v5 platform is used to service most but not <u>all</u> of your employer clients, thus justifying a lower level of cash flows than the entity level. To the extent you utilized cash flow forecasts in determining the fair value of acquired intangible assets, show us your net present value calculation(s) for each major acquisition including the associated cash outflows. Please also tell us what the impairment charges recorded in each of the last three fiscal years represent. If they were for assets held and used, please advise how such amounts were calculated. If the charges related to assets to be disposed, please explain the circumstances of their disposal, sale or abandonment, and whether any proceeds supported some portion of the disposed assets carrying amount.

Management, page 89

Director Compensation, page 95

3. We have reviewed your response to comment five in our letter dated June 29, 2011. We note the disclosure in the first paragraph, fourth sentence on page 97 that prior to this offering, each non-employee director was automatically granted a stock option to purchase 26,000 shares of your common stock on the date that such person first became a non-employee director. However, we also note the disclosure in footnotes (5) and (8) to the director compensation table that Ms. Byerwalter and Mr. Nafus, respectively, each received options to purchase up to 50,000 shares of your common stock at the time that they became directors. Please clarify why Ms. Byerwalter and Mr. Nafus each received options to purchase up to 50,000 shares of common stock, instead of options to purchase 26,000 shares of common stock. Alternatively, please revise your disclosure to clarify when your policy went into effect to grant stock options to purchase 50,000 shares of your common stock on the date such person first becomes a non-employee director and explain why you determined to make the policy change at that time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427 or Catherine Brown, Attorney-Advisor, at (202) 551-3513 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant

cc: Kim Jackson
       WageWorks, Inc.

       Mark Baudler
       Wilson Sonsini Goodrich & Rosati, Professional Corporation